Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Holdings plc

We consent to the use of our report dated 27 February 2012, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as of 31 December 2011 and 2010, and the related consolidated income statements, consolidated statements of changes in equity, consolidated statements of cash flows and consolidated statements of comprehensive income for each of the years in the three-year period ended 31 December 2011 and the effectiveness of internal control over financial reporting as of 31 December 2011, included in the 31 December 2011 Annual Report on Form 20-F of HSBC Holdings plc and incorporated herein by reference, and to the reference to our firm under the heading ‘Independent Registered Public Accounting Firm’ in the prospectus.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

22 March 2012